May 12, 2014

VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management, Room 5001
100 F Street, N.E.
Washington, DC 20549
Attn: Mr. Edward Bartz

Re:	Aston Funds (the “Registrant” or the “Trust”) 1933 Act. No. 33-68666 1940 Act No. 811-8004 Post-Effective Amendment No. 152

Dear Mr. Bartz:

On February 28, 2014, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 152 under the Securities Act of 1933 to its Registration Statement on Form N-1A (the “Registration Statement”) in connection with the Trust’s offering of Class I shares of the ASTON/Montag & Caldwell Mid Cap Growth Fund (the “Fund”), a series of the Trust. You provided comments on the Registration Statement to Vedder Price P.C. by telephone on April 25, 2014. The following sets forth those comments and the Trust’s responses to them. All references are to the Prospectus included in Post-Effective Amendment No. 152 filed with the Commission on March 13, 2014 pursuant to Rule 485(a) under the Securities Act of 1933. The Trust intends to file a final post-effective amendment pursuant to Rule 485(b) on or about May 12, 2014.

Prospectus

1.    Comment: The footnote to the “Annual Fund Operating Expenses” table mentions a fee waiver agreement. Please file this agreement as an exhibit to the Registration Statement.

Response: The Registrant will file its expense reimbursement agreement as an exhibit to the next post-effective amendment to the Registration Statement.

Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, and with Vedder Price (CA), LLP, which operates in California.

May 12, 2014

2.    Comment: The “Principal Investment Strategies” section states that the Fund invests primarily in common stocks and convertible securities. Please provide the Fund’s credit quality and maturity policies for convertible bonds. Also please clarify in this section that the Fund invests in both convertible preferred stocks and convertible bonds.

Response: The Registrant confirms that the Fund has not adopted any credit quality or maturity policies for investments in convertible bonds. The Registrant has updated the disclosure to indicate that the Fund invests in both convertible preferred stocks and convertible bonds.

3.    Comment: The “Principal Risks—Convertible Security Risk” section states that convertible preferred securities bear interest. This disclosure should be revised to clarify that convertible preferred securities pay dividends, not interest.

Response: The Registrant has revised the Prospectus in response to the staff’s comment.

4.    Comment: The second sentence of the first paragraph under “Management” indicates that the purchase of the remaining outstanding equity of Aston Asset Management, LP by its parent company and the renaming of the adviser as Aston Asset Management, LLC is expected to occur during the second quarter of 2014. This disclosure is not required in, and should not appear in, the summary prospectus. Please move this disclosure to the full prospectus.

Response: The Registrant believes this information is meaningful and would like to maintain consistency with the currently effective prospectus relating to the Class N shares of the Fund.

5.    Comment: Please separately confirm that the three portfolio managers of the Fund identified in the Prospectus are all jointly and primarily responsible for the portfolio management of the Fund.

Response: The Registrant confirms that the three portfolio managers of the Fund identified in the Prospectus are jointly and primarily responsible for the portfolio management of the Fund.

6.    Comment: Under “Additional Information Regarding Investment Strategies—Derivatives” on page 5, please explain supplementally how derivatives are valued for the Fund’s 80% policy, if they are included in the 80% policy.

Response: The Registrant confirms that derivatives, if any, would be included in the Fund’s 80% policy at the values used for the purpose of calculating net asset value.

May 12, 2014

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We believe that the above responses should address the staff’s concerns. If you have any questions or comments, please contact Deborah Bielicke Eades at (312) 609-7661 or the undersigned at (312) 609-7697.

Very truly yours, /s/ Jacob C. Tiedt Jacob C. Tiedt

JCT/jct